File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2020
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2020, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
MXN	198,000,000	Zero Coupon	65.60	6-Jan-2020	6-Jan-2027
USD	3,000,000,000	1.75	99.942	16-Jan-2020	14-Mar-2025
GBP	500,000,000	1.375	102.178	17-Jan-2020	15-Dec-2024
USD	200,000,000	3.00	104.865	23-Jan-2020	4-Oct-2023
USD	100,000,000	3.00	105.302	23-Jan-2020	21-Feb-2024
IDR	420,000,000,000	7.875	106.949084	29-Jan-2020	14-Mar-2023
USD	50,000,000	1.60	100.00	30-Jan-2020	30-Jan-2023
USD	100,000,000	2.00	101.936	31-Jan-2020	2-June-2026
PEN	23,000,000	3.05	100.00	7-Feb-2020	7-Feb-2025
IDR	1,357,500,000,000	5.50	100.00	7-Feb-2020	7-Feb-2023
USD	100,000,000	2.00	102.745	14-Feb-2020	2-June-2026
COP	COP24,825,631,972	Floating Rate	100.00	14-Feb-2020	15-May-2035
COP	COP28,000,000,000	Floating Rate	100.00	24-Feb-2020	15-May-2035
GBP	500,000,000	1.25	102.816	24-Feb-2020	15-Dec-2025
IDR	500,000,000,000	7.875	108.406	25-Feb-2020	14-Mar-2023
BRL	26,230,000	3.38	99.99	26-Feb-2020	24-Feb-2023
MXN	191,200,000	5.26	99.98	26-Feb-2020	24-Feb-2023
INR	1,117,100,000	4.58	99.98	26-Feb-2020	24-Feb-2023
USD	25,000,000	2.625	106.799	25-Mar-2020	16-Jan-2024
USD	400,000,000	3.00	107.394	31-Mar-2020	4-Oct-2023

Annex B


IDB
Inter-American
Development Bank

Management's Discussion and Analysis & Condensed Quarterly Financial Statements First Quarter (Q1) 2020

Q1 2020

Photo: Social Protection Project, Nicaragua

IMPROVING LIVES IN LATIN AMERICA AND THE CARIBBEAN

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

March 31, 2020

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2020

INTRODUCTION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF, terminated in April 2020, effective January 1, 2020, as discussed below), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2019 financial statements and notes therein included in the Bank's Information Statement dated February 27, 2020. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

In April 2020, the Board of Governors approved the transfer of all assets of the IFF to the GRF and the termination of the IFF as of January 1, 2020. The GRF will provide the remaining interest subsidies by either continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts; or through a one-time payment to settle all expected future subsidy payments.

This document should be read in conjunction with the Bank's Information Statement dated February 27, 2020, which includes the Ordinary Capital financial statements for the year ended December 31, 2019. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[(1)] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[(2)]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions are reported separately in the Statement of Income and Retained Earnings.

COVID-19

The global outbreak of SARS-CoV-2 (also referred to as COVID-19) has disrupted economic activity on a global scale and created significant volatility in financial markets resulting in declines across global equity markets. Many

(1) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

(2) References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

central banks around the world reacted quickly and implemented measures to support the economy. The containment measures adopted by most countries to prevent the spread of the virus amount to a partial, organized closedown of the economy which is most likely to negatively impact growth. The measures taken by countries to ameliorate its economic implications is expected to have major impacts on fiscal balances and place stress on currencies and other monetary and financial indicators. Solely considering the likely external shock to demand, the fall in commodity prices, and the shock to financial markets, Latin America and the Caribbean is expected to suffer a significant recession this year, which is likely to exceed that recorded in 2009 (around 2% of GDP). We expect this economic scenario to result in a deterioration of credit ratings for our sovereign and non-sovereign-guaranteed operations and, depending on its duration, to further increase the Bank's allowance for developmental assets credit losses, as well as affect the performance of the Bank's investment portfolio..

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to support its borrowing member countries and private sector clients by redirecting resources and increasing disbursements to help finance the response to COVID 19. We expect Bank approvals and disbursements during 2020 to exceed $15 billion and $15.2 billion respectively. The size of our financial support speaks to the unique threat that the pandemic poses to the social and economic development of our borrowing member countries, but still preserves our financial strength and sustainability as mandated by our shareholders who recognize the strategic importance of preserving IDB's triple-A rating in times of uncertainty and stress like these.

From a development perspective, the Bank will focus its support on the following four priority areas: [1] the immediate public health response, supporting countries' preparedness and response capacities to help contain the transmission of the virus and mitigate its impact, [2] safety nets for vulnerable populations, providing funding for countries to adopt measures to protect the income of the most affected populations, [3] protection of the productive sector and employment, assisting small and medium-sized enterprises (SMEs) that account for approximately 70% of the region's jobs and [4] public policies and fiscal management for the amelioration of economic impacts.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks steaming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remain within their respective financial and risk management policy thresholds.

In addition to financial support, IDB will leverage its global network of donors and partners to support our member countries in sourcing medical supply and will share and curate knowledge around COVID 19 and response measures, as well as continue to provide financial services to our clients in a timely manner.

To contribute to slowdown the spreading of COVID-19 and protect our staff, effective March 16th, 2020, all staff and consultants at IDB's headquarters in Washington and our offices in Latin America, the Caribbean, Spain, and Japan were placed on mandatory telework until further notice. No meaningful business disruption incidents were recorded. Board meetings resumed shortly thereafter, and changes were adopted to governance procedures to allow for virtual meetings and electronic voting. Management committee meetings have continued to operate uninterrupted and meet regularly to provide follow up and coordinate COVID-19 response.

Given mandatory telework, the Bank has seen an increase in cybersecurity risks and phishing attacks, which have been effectively mitigated thanks to past investments in remote access and cloud technology as well as strengthened operational risk management plans. Management continues to invest in preventive and detective technologies as well as in employee awareness to ensure high standards for cybersecurity.

ACCOUNTING DEVELOPMENTS

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Notes to the Condensed Quarterly Financial Statements" section.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the three months ended March 31, 2020 and 2019, as well as for the year ended December 31, 2019.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
Lending Summary			
Loans and guarantees approved[1]	**$ 1,211**	$ 1,460	$ 12,961
Undisbursed portion of approved loans[2]	**30,583**	32,092	32,187
Gross loan disbursements	**2,060**	1,365	10,574
Net loan (collections) disbursements[3]	**575**	(108)	3,388
Balance Sheet Data			
Cash and investments-net[4], after swaps	**$ 37,102**	$ 36,833	$ 35,165
Developmental Assets			
Loans outstanding, net[5]	**96,118**	92,864	96,384
Debt securities, net	**119**	18	148
Total assets	**140,852**	133,721	136,358
Borrowings outstanding, after swaps	**98,583**	96,297	97,141
Equity	**34,251**	33,120	33,871
Income Statement Data			
Operating Income[6]	**$ 86**	$ 301	$ 962
Net fair value adjustments on non-trading portfolios and foreign currency transactions[7]	**(183)**	51	402
Other components of net pension benefit costs	**(3)**	21	75
Board of Governors approved transfers	**(64)**	(54)	(54)
Net income (loss)	**(164)**	319	1,385
Comprehensive income[8]	**544**	244	980
Ratios			
Total Debt[9] to Equity[10] ratio	**3.0**	3.0	2.9
Total assets to equity[10] ratio	**4.2**	4.1	3.9
Cash and investments as a percentage of borrowings outstanding, after swaps	**37.6%**	38.2%	36.2%
Cost to income ratio[11]	**37.2%**	36.5%	37.0%
Return on equity ratio[12]	**1.0%**	3.7%	2.9%
Return on assets ratio[13]	**0.3%**	0.9%	0.7%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure exchange agreements.
(2) As of March 31, 2020, the undisbursed portion of approved loans includes $22,223 million related to signed loans (2019 - $22,297 million) and $22,222 million as of December 31, 2019. In 2020, the undisbursed portion of concessional signed loans amounted $571 million (2019 - $722 million) and $606 million as of December 31, 2019.
(3) Includes gross loan disbursements less principal repayments (and prepayments).
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(5) Excludes lending swaps in a net asset position of $346 million as of March 31, 2020 (2019 - $306 million net asset position) and $291 million in a net asset position as of December 31, 2019.
(6) See page 11 for a full discussion of Operating Income under Results of Operations.
(7) Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value; and (b) equity duration swaps due to changes in USD interest rates.
(8) Includes Net income (loss), Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans and Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk
(9) Borrowings (after swaps) and guarantee exposure.
(10) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure). Although the Bank prepares its financial statements in accordance with U.S. GAAP, Management reviews certain results, such as ratios based on equity, on a non-GAAP basis. This measure provides information about the underlying operational performance and financial condition of the Bank while excluding the effects of accumulated other comprehensive income and borrowing countries local currency cash balance, which may be restricted. Refer to table 6 for a reconciliation of this measure to GAAP equity.
(11) Four year rolling average of Administrative expenses, excluding pension and postretirement benefit costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(12) Annualized operating income divided by average equity.
(13) Annualized operating income divided by average total assets.

DEVELOPMENTAL ASSETS

Loan operations

A summary of the loans and guarantees approved, as well as the undisbursed portion of approved loans, during the three month period ended March 31, 2020 and 2019 appears in Table 1.

TABLE 1: LOAN AND GUARANTEE APPROVALS

(Amounts expressed in millions of United States dollars)

	2020				2019			
	SG	Concessional SG	NSG(1)	Total	SG	Concessional SG	NSG	Total
Loans								
Number	10	-	24	34	10	-	13	23
Amount	$ 802	$ -	$ 409	$ 1,211	$ 1,157	$ -	$ 303	$ 1,460
Guarantees								
Number	-	-	-	-	-	-	-	-
Amount	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ 802	$ -	$ 409	$ 1,211	$ 1,157	$ -	$ 303	$ 1,460
Undisbursed balance	$ 28,500	$ 677	$ 1,406	$ 30,583	$ 28,806	$ 784	$ 2,502	$ 32,092
Related to signed loans	$ 20,924	$ 571	$ 728	$ 22,223	$ 20,694	$ 722	$ 881	$ 22,297

(1) There was one loan for $140 million originated by IIC and co-financed by the Bank (2019 - three for $223 million)

Table 2 presents the sovereign (SG) and non-sovereign-guaranteed (NSG) loans and guarantees portfolio as of March 31, 2020 and December 31, 2019.

TABLE 2: OUTSTANDING LOANS AND GUARANTEES

(Expressed in millions of United States dollars)

	March 31, 2020	December 31, 2019
Sovereign Loans	$ 90,974	$ 91,166
Sovereign Guarantees	360	60
Sovereign Portfolio	91,334	91,226
Non-Sovereign Loans	5,540	5,557
Non-Sovereign Guarantees	406	438
Non-Sovereign Portfolio	5,946	5,995
Total Loans & Guarantees Outstanding	$ 97,280	$ 97,221
NSG Portfolio as a percentage of total loans and guarantees	6.1%	6.2%

For 2020 and 2019, the approved lending spread and credit commission for our main non-concessional sovereign-guaranteed loans is 0.80% and 0.50%, respectively. No supervision and inspection fees have been applied for said period.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

Debt Securities

The Bank may also invest in debt securities to further its developmental objectives, mainly co-financed with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity.

There were no purchases of debt securities during the first three months of 2020 (2019 - $130 million).

Allowance for developmental assets credit losses

On January 1, 2020, the Bank adopted Accounting Standard Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and other related ASUs (collectively referred to as the CECL Standard or the CECL Model) issued by the Financial Accounting Standards Board (FASB). The CECL Model is applicable to the Bank's developmental assets such as loans and held-to-maturity debt securities measured at amortized cost basis, as well as off-balance-sheet undisbursed loan commitments and financial guarantees. A cumulative-effect adjustment to the 2020 opening retained earnings of $38 million was recorded. This increase is largely driven by the additional allowance assessed on the off-balance-sheet undisbursed loan commitments credit exposures in the non-sovereign guaranteed lending portfolio.

The allowance for developmental assets credit losses amounted to $446 million at March 31, 2020 compared to $349 million at December 31, 2019. The Bank had individually assessed NSG loans with outstanding balances of $309 million at March 31, 2020, compared to $315 million at December 31, 2019. As of March 31, 2020, the specific allowance for credit losses on individually assessed NSG and SG loans were $122 million and $15 million, respectively, compared to $120 million for NSG and $15 million for SG loans at December 31, 2019. The percentage of the NSG specific allowance for credit losses on individually assessed loans was 39% as of March 31, 2020, and 38% as of December 31, 2019.

As of March 31, 2020, the total amount of the Republic of Venezuela's (Venezuela) sovereign-guaranteed operations in arrears amounted to $630 million, from which $499 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in non-accrual status. Interest income not recognized amounted to $18 million during the first three months of 2020 ($22 million as of March 31, 2019), and the related specific allowance for credit losses was $15 million ($15 million as of December 31, 2019). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of March 31, 2020 or December 31, 2019

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule its sovereign-guaranteed loans. Venezuela became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the Bank and its intention to undertake payments. Even though the non-accrual period could potentially be lengthy, the Bank still expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the specific allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly.

Borrowing operations

During the first three months of the year, the Bank issued bonds for a total face amount of $5,507 million (2019 – $5,285 million) that generated proceeds of $5,504 million (2019 – $5,286 million), representing increases of $222 million and $218 million, respectively, compared to the same period last year. The average life of new issues was 4.9 years in 2020 (2019 – 4.6 years). The Bank also increased its 2020 borrowing program from $20 billion to $25.6 billion in 2020, as part of the Bank's effort to mitigate the impact of COVID-19 pandemic at the region.

During 2020, the Bank continues to be rated Triple-A by the major credit rating agencies.

The Debt-to-Equity ratio at March 31, 2020 was 3.0, compared to 2.9 at the end of last year (See Table 3).

Financial results

Operating income during the first three months of 2020 was $86 million, compared to $301 million for the same period last year, a decrease of $215 million. This decrease was mainly due to lower net interest income of $34

million, a decrease in net investment gains of $110 million, and an increase in the provision for developmental assets credit losses of $64 million (See Table 4).

During the three months ended March 31, 2020, the trading investments portfolio experienced net mark-to-market losses of $78 million, compared to $32 million gains during the three months ended March 31, 2019. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $11 million during the first three months of 2020 compared to $4 million during the same period in 2019.

The provision for developmental assets credit losses was $60 million compared to the credit of $4 million in the first three months of 2019. The provision for the first three months of 2020 was mainly due to an increase in the collective allowance for loans outstanding in the non-sovereign-guaranteed and sovereign-guaranteed portfolios. This increase refers primarily to the Bank's non-sovereign-guaranteed operations and is explained by the worsening of microeconomic forecasts due to a large extent to the COVID 19 pandemic.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $183 million for the three months ended March 31, 2020, compared to $51 million gains for the same period in 2019. Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value; and (b) equity duration swaps due to changes in USD interest rates.

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries, to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG loans operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. During the seven-year period that started on January 1, 2016, NSG loans

(3) As of December 31, 2019, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,492 million, or 4.4% of the Bank's Total Equity.

activities are being originated by the IIC and cofinanced by the Bank and the IIC. Refer to the Transfers to the Inter-American Investment Corporation section for further information.

The loan portfolio is the Bank's principal earning asset, of which 94% at March 31, 2020 was sovereign-guaranteed (unchanged from December 31, 2019). At March 31, 2020, the total volume of outstanding loans was $96,514 million, of which $4,731 million was under concessional terms, compared with $96,723 million and $4,706 million, respectively, as of December 31, 2019. The change is driven by the sustained growth in the level of approvals of development-related assets during the period 2018-2020 (19% increase relative to the period 2012-2017) and continued execution of the loan portfolio. During 2020, loan disbursements ($2,060 million) exceeded loan collections ($1,485 million).

As of March 31, 2020, 6.1% of the outstanding loans and guarantees exposure was for non-sovereign-guaranteed loans, compared to 6.2% at December 31, 2019. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $5,540 million, compared to $5,557 million at December 31, 2019.

Investment Portfolio

The Bank's investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $1,442 million compared with December 31, 2019, primarily due to a higher amount of new borrowings ($6,254 million) than maturities (3,579 million), which was partially offset by a decrease in the fair value of borrowings and related swaps ($1,118 million).

Equity

Equity at March 31, 2020, was $34,251 million, an increase of $380 million from December 31, 2019, mainly due to a $683 million gain related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk; partially offset by a net loss of $164 million, a $110 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and a cumulative-effect adjustment loss to the 2020 beginning retained earnings of $38 million due to the cumulative implementation adjustment of the expected credit loss accounting standard.

Table 3 presents the composition of the Debt-to-Equity ratio as of March 31, 2020 and December 31, 2019. The ratio increased from 2.9 to 3.0 mainly resulting from an increase in borrowings outstanding.

TABLE 3: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

		March 31, 2020		December 31, 2019
Borrowings outstanding after swaps and guarantee exposure	$	**99,349**	$	97,639
Equity				
Paid-in capital stock		**11,852**		11,852
Capital subscriptions receivable		**(6)**		(6)
		11,846		11,846
Less: Receivable from members		**826**		811
Retained earnings:				
General reserve		**20,666**		20,271
Special reserve		**2,565**		2,565
		34,251		33,871
Minus:				
Borrowing countries' local currency cash balances		**156**		164
Accumulated other comprehensive income		**762**		55
Total Equity	$	**33,333**	$	33,652
Total Debt-to-Equity Ratio		**3.0**		2.9

Transfers to the IDB Grant Facility

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2020, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved income transfers from the Bank to the GRF amounting to $64 million (2019 - $54 million).

Transfers to the Inter-American Investment Corporation

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the IIC became effective. During the seven-year period ending in 2022, NSG loans activities will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders. Further, the IIC receives additional capital from its shareholders through approved transfers of a portion of Ordinary Capital's income in lieu of distributing this income to the shareholders of both the Bank and the IIC beginning in 2018. These transfers are accounted for as dividends to the Bank's shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2020, the Board of Governors approved a $110 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings (2019 - $50 million).

RESULTS OF OPERATIONS

Table 4 shows a breakdown of Operating Income. For the three months ended March 31, 2020, Operating Income was $86 million compared to $301 million for the same period last year, a decrease of $215 million. This decrease was mainly due to lower net interest income, a decrease in net investment gains, and an increase in the provision for developmental assets credit losses.

The Bank's policy of setting its lending rate on its SG loans as a cost pass-through plus a variable lending spread, immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans, which is normally reviewed annually, and when reset it applies to the entire SG lending portfolio, not just to new loans approved in that year.

Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small and mainly due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $386 million during the first three months of 2020, compared to $420 million for the same period last year. This was mostly due to the decrease in market interest rates.

Net mark-to-market investment losses amounted to $78 million, compared to $32 million gains for the same period in 2019, mainly due to the mark-to-market impact of wider credit spreads.

The provision for developmental assets credit losses was $60 million compared to the credit of $4 million in the first three months of 2019. The provision for the first three months of 2020 was mainly due to an increase in the collective allowance for loans outstanding in the non-sovereign-guaranteed and sovereign-guaranteed portfolios. This increase refers primarily to the Bank's non-sovereign-guaranteed operations and is explained by the worsening of microeconomic forecasts due to a large extent to the COVID 19 pandemic.

TABLE 4: OPERATING INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31,		
	2020	2019	2020 vs 2019
Loan interest income[1]	$ **725**	$ 870	$ (145)
Investment interest income[1]	**176**	248	(72)
Other interest income	**2**	(1)	3
	903	1,117	(214)
Less:			
Borrowing expenses[1]	**517**	697	(180)
Net interest income	**386**	420	(34)
Other loan income	**29**	29	-
Net investment gains (losses)	**(78)**	32	(110)
Other expenses:			
Provision (credit) for developmental assets credit losses	**60**	(4)	64
Net non-interest expense	**191**	184	7
Total	**251**	180	71
Operating Income	$ **86**	$ 301	$ (215)

(1) Amounts represent an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2020 and 2019, and the year ended December 31, 2019 are shown in Table 5.

TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2020		Three months ended March 31, 2019		Year ended December 31, 2019	
	Average Balance	**Return/ Cost %**	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans[1]	$ 97,486	2.99	$ 94,128	3.75	$ 94,807	3.46
Liquid investments[2][3]	36,482	1.10	34,895	3.33	36,671	2.79
Total earning assets	$ 133,968	2.48	$ 129,023	3.64	$ 131,478	3.27
Borrowings	$ 99,486	2.09	$ 94,815	2.98	$ 96,956	2.60
Net interest margin[4]		1.16		1.32		1.30

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents annualized net interest income as a percent of average earnings assets.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and guarantee losses. Table 6 displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2020, core operating income changes have been mostly related to a decrease in net interest income due to current market conditions, and an increase in the service cost associated with the Bank's pension plans due to the decrease in discount rates experienced on December 31, 2019.

TABLE 6: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,		
Core Operating Income (Non-GAAP Measure)	**2020**	2019	2020 vs 2019
Operating Income (Reported)	**$ 86**	$ 301	$ (215)
Less:			
Net investment gains (losses)	**(78)**	32	(110)
Add:			
Provision (credit) for developmental assets credit losses	**60**	(4)	64
Core operating income	**$ 224**	$ 265	$ (41)

COMMITMENTS

Guarantees

The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

Contractual Obligations

The Bank's most significant contractual obligations relate to the repayment of borrowings. As of March 31, 2020, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.55 years with contractual maturity dates through 2058. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($22,223 million at March 31, 2020), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 7 shows a breakdown of the trading investments portfolio at March 31, 2020 and December 31, 2019, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 7: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	March 31, 2020				
Security Class	**Maturity in in one year or less**	**one year to five years**	**five years to ten years**	**after ten years**	**Grand Total[(1)]**
Obligations of the United States Government and its corporations and agencies	$ 1,280	$ 1,299	$ -	$ -	$ 2,579
U.S. Government-sponsored enterprises [(2)]	-	-	-	3	3
Obligations of non-U.S. governments	5,112	566	-	-	5,678
Obligations of non-U.S. agencies	5,265	7,171	12	-	12,448
Obligations of non-U.S. sub-sovereigns	1,228	2,956	-	-	4,184
Obligations of supranationals	1,083	236	-	-	1,319
Bank obligations	6,545	2,349	-	-	8,894
Corporate securities	1,317	580	-	-	1,897
Mortgage-backed securities	-	-	-	6	6
Asset-backed securities	-	-	-	11	11
Currency and interest rate swaps - investments-trading	(8)	(568)	(2)	-	(578)
Total trading investments	$ 21,822	$ 14,589	$ 10	$ 20	$ 36,441

(1) Includes accrued interest of $133 million for trading investments and $(65) million for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2) Does not include EMP amounting $544 million.

	December 31, 2019				
Security Class	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[1]
Obligations of the United States Government and its corporations and agencies	$ 857	$ 1,526	$ -	$ -	$ 2,383
U.S. Government-sponsored enterprises [2]	-	-	-	3	3
Obligations of non-U.S. governments	3,915	768	-	-	4,683
Obligations of non-U.S. agencies	5,164	6,868	-	-	12,032
Obligations of non-U.S. sub-sovereigns	916	2,837	-	-	3,753
Obligations of supranationals	1,229	219	-	-	1,448
Bank obligations	5,769	2,479	-	-	8,248
Corporate securities	656	682	-	-	1,338
Mortgage-backed securities	-	-	-	7	7
Asset-backed securities	-	-	-	13	13
Currency and interest rate swaps - investments-trading	(45)	(295)	-	-	(340)
Total trading investments	$ 18,461	$ 15,084	$ -	$ 23	$ 33,568

(1) Includes accrued interest of $154 million for trading investments and $(72)million for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2) Does not include EMP amounting $534 million.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 8 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2020, the credit exposure amounted to $37,807 million, compared to $34,537 million as of December 31, 2019. The credit quality of the portfolios continues to be high, as 76.3% of the counterparties are rated AAA and AA, 16.9% or equivalent short-term ratings (A1+), 6.1% are rated A, and 0.7% are rated BBB or below, compared to 84.7%, 9.7%, 5.2% and 0.4%, respectively, at December 31, 2019.

TABLE 8: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]

(Amounts expressed in millions of United States dollars)

	March 31, 2020						
	Investments					Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 5,671	$ 117	$ 616	$ -	$ -	$ 6,404	16.9
AAA	9,558	1,256	15	-	-	10,829	28.6
AA	9,869	6,860	1,053	7	230	18,019	47.7
A	1,424	661	214	-	12	2,311	6.1
BBB	52	-	-	-	-	52	0.1
BB	182	-	-	3	-	185	0.5
B	-	-	-	-	-	-	0
CCC	-	-	-	-	-	-	0
CC and below[2]	-	-	-	7	-	7	0.1
Total	$ 26,756	$ 8,894	$ 1,898	$ 17	$ 242	$ 37,807	100

	December 31, 2019						
	Investments					Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 3,340	$ 25	$ -	$ -	$ -	$ 3,365	9.7
AAA	10,606	1,091	15	-	-	11,712	33.9
AA	9,378	6,773	1,323	7	78	17,559	50.8
A	1,418	359	-	-	17	1,794	5.2
BBB	57	-	-	-	-	57	0.2
BB	38	-	-	3	-	41	0.1
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	9	-	9	0.1
Total	$ 24,837	$ 8,248	$ 1,338	$ 19	$ 95	$ 34,537	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2) Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets affects the funded status of the Plans. As of March 31, 2020, decreases in asset values due to the economic impact of COVID-19 on financial markets and increases in the Plans' liabilities due to decreases in discount rates have resulted in a decrease in the funded status of the Plans. Accordingly, as of March 31, 2020 and December 31, 2019, the Plans' assets represented approximately 77% and 89% of their benefit obligations, respectively. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are re-measured, as required by U.S. GAAP.

Replacement of LIBOR

In a July 2017 announcement, the United Kingdom Financial Conduct Authority questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and

stating it will no longer persuade or compel LIBOR panel banks to submit rate quotes after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve Board and the New York Fed convened the Alternative Reference Rate Committee (ARRC) in 2014 to facilitate the transition from U.S. Dollar LIBOR to a more robust benchmark replacement rate. In April 2018, the Federal Reserve Bank of New York started publishing the AARC's recommended alternative, the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. This reference rate is expected to replace U.S. Dollar LIBOR. Since then, one-month and three-month SOFR future contracts have started trading, and various Floating Rate Notes (FRN) linked to SOFR have been issued.

In 2018, the Bank established a multi-disciplinary working group to manage the transition away from LIBOR and other IBOR base rates. The purpose of the working group is to assess Bank exposure, and to devise and implement an orderly shift from IBOR rates to the relevant new replacement rates. As part of this exercise, the Bank is considering operational, legal, financial, market, and risk aspects. It has begun to assess sovereign-guaranteed and non-sovereign guaranteed lending operations, funding operations, and derivatives transactions, among others.

On the operational side, the Bank prices its sovereign-guaranteed loans on a pass-through basis, where funding costs are passed through to its borrowers. On the funding side, the Bank has ceased issuance of its FRN linked to LIBOR, and all outstanding LIBOR FRNs will reset before LIBOR discontinuation date currently scheduled for the end of 2021, with the exception of one single issuance that matures on July 15, 2022 for $1,500 million. Additionally, the Bank has now issued its first SOFR linked FRN. Initially issued at an aggregate principal amount of $600 million on September 30, 2019, this issuance has subsequently been tapped now reaching an outstanding balance of $1,000 million.

Management Changes

On March 10, 2020, Mr. Hugo Florez Timoran was appointed General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness, effective March 16, 2020.

On February 12, 2020, Mr. Tomas Bermúdez was appointed General Manager of the Country Department Andean Group, effective June 1, 2020.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	March 31, 2020 (Unaudited)		December 31, 2019 2019 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note K	$ 948		$ 1,215	
Investments - Trading (including securities transferred under repurchase agreements of $125 million; none-2019) - Notes C, J and K	37,431	$ 38,379	34,289	$ 35,504
Developmental assets				
Loans outstanding, net - Notes D, F and K	96,118		96,384	
Debt securities, net - Note E	119	96,237	148	96,532
Accrued interest and other charges - Note F		869		841
Currency and interest rate swaps - Notes I, J, K and L				
Investments - Trading	105		32	
Loans	1,089		741	
Borrowings	3,033		1,391	
Other	3	4,230	2	2,166
Other assets - Note D		1,137		1,315
Total assets		$ 140,852		$ 136,358
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes G, I, J, K and L				
Short-term	$ 1,899		$ 1,273	
Securities sold under repurchase agreements and payable for cash collateral received - Notes H and K	125		-	
Medium- and long-term:				
Measured at fair value	66,298		64,625	
Measured at amortized cost	30,942	$ 99,264	31,113	$ 97,011
Currency and interest rate swaps - Notes I, J, K and L				
Investments - Trading	621		301	
Loans	743		450	
Borrowings	2,352		1,521	
Other	39	3,755	1	2,273
Payable for investment securities purchased		501		284
Payable for cash collateral received		260		52
Due to IDB Grant Facility - Note M		293		236
Accrued interest on borrowings		521		689
Accrued interest on swaps, net		104		88
Liabilities under retirement benefit plans - Note P		875		877
Undisbursed special programs		196		206
Other liabilities - Note D		832		771
Total liabilities		106,601		102,487
Equity				
Capital stock - Note N				
Subscribed 14,170,108 shares	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,813		5,813	
	11,852		11,852	
Capital subscriptions receivable	(6)		(6)	
Receivable from members - Note O	(826)		(811)	
Retained earnings	22,469		22,781	
Accumulated other comprehensive income	762	34,251	55	33,871
Total liabilities and equity		$ 140,852		$ 136,358

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended March 31,			
	2020		2019	
	(Unaudited)			
Income				
Loans, after swaps - Notes D and I	$	754	$	899
Investments - Notes C and I				
Interest		176		248
Net gains (losses)		(78)		32
Other interest income - Notes I and L		2		(1)
Other		27		14
Total income		881		1,192
Expenses				
Borrowing expenses, after swaps - Note G, I and J		517		697
Provision (credit) for developmental assets credit losses - Note F		60		(4)
Administrative expenses		209		186
Special programs		9		12
Total expenses		795		891
Operating income		86		301
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes G, I and L		(183)		51
Other components of net pension benefit costs - Note P		(3)		21
Board of Governors approved transfers - Note M		(64)		(54)
Net income (loss)		(164)		319
Retained earnings, beginning of period		22,781		21,446
Distributions on behalf of shareholders - Note U		(110)		(50)
Cumulative-effect adjustment for expected credit losses - Note B		(38)		-
Retained earnings, end of period	$	22,469	$	21,715

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31,			
	2020		2019	
	(Unaudited)			
Net income (loss)	$	(164)	$	319
Other comprehensive income (loss)				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note P		25		(1)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk		683		(74)
Total other comprehensive income (loss)		708		(75)
Comprehensive income	$	544	$	244

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2020	2019
Cash flows from lending and investing activities	**(Unaudited)**	(Unaudited)
Lending:		
Loan disbursements	$ **(2,060)**	$ (1,365)
Loan collections	**1,485**	1,473
Net cash provided by (used in) lending activities	**(575)**	108
Purchase of property, net	**(3)**	(3)
Miscellaneous assets and liabilities, net	**40**	(44)
Net cash provided by (used in) lending and investing activities	**(538)**	61
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**5,504**	5,286
Repayments	**(3,579)**	(1,782)
Short-term borrowings, net	**750**	398
Cash collateral returned (received)	**208**	(7)
Collections of receivable from members	**-**	9
Distributions paid on behalf of shareholders	**(109)**	-
Payments of maintenance of value to members	**-**	(48)
Net cash provided by financing activities	**2,774**	3,856
Cash flows from operating activities		
Gross purchases of trading investments	**(17,060)**	(15,333)
Gross proceeds from sale or maturity of trading investments	**14,532**	11,381
Loan income collections, after swaps	**699**	768
Interest and other costs of borrowings, after swaps	**(655)**	(640)
Income from investments	**180**	195
Other interest income	**1**	(1)
Other income	**28**	15
Administrative expenses	**(199)**	(189)
Transfers to the IDB Grant Facility	**(6)**	(5)
Special programs	**(20)**	(19)
Net cash used in operating activities	**(2,500)**	(3,828)
Effect of exchange rate fluctuations on Cash	**(3)**	(2)
Net increase (decrease) in Cash	**(267)**	87
Cash, beginning of period	**1,215**	835
Cash, end of period	$ **948**	$ 922

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF, terminated in April 2020, effective January 1, 2020, as discussed below), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2019 financial statements and notes therein included in the Bank's Information Statement dated February 27, 2020. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

In April 2020, the Board of Governors approved the transfer of all assets of the IFF to the GRF and the termination of the IFF as of January 1, 2020. The GRF will provide the remaining interest subsidies by either continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts; or through a one-time payment to settle all expected future subsidy payments.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowance for developmental assets credit losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain reclassifications have been made in 2019 to conform to the 2020 financial statement presentation.

Accounting pronouncements

On January 1, 2020, the Bank adopted Accounting Standard Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and other related ASUs (collectively referred to as the CECL Standard or the CECL Model) issued by the Financial Accounting Standards Board (FASB). The CECL Model is applicable to the Bank's developmental assets such as loans and held-to-maturity debt securities measured at amortized cost basis, as well as off-balance sheet undisbursed loan commitments and financial guarantees. A cumulative-effect adjustment to the 2020 opening retained earnings of $38 million was recorded. The increase in the allowance is largely driven by the additional allowance assessed on the off-balance sheet undisbursed loan commitments credit exposures in the non-sovereign-guaranteed lending portfolio.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. The ASU eliminates, modifies and adds certain disclosure requirements for fair value measurements. The ASU permitted early adoption of any removed or modified disclosures upon issuance of the ASU and the adoption of the additional disclosures until their effective

date. The requirement on the removed and modified disclosures were early adopted following the retrospective approach as of December 31, 2018. Adoption of the additional disclosures which became effective for the reporting period ending March 31, 2020 did not have a material impact on the Bank's fair value measurement disclosures.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. For the Bank, this ASU is effective for the reporting period ending December 31, 2020. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this Update will not apply to contract modifications made or other transactions entered after December 31, 2022. The Bank is eligible to adopt the optional expedients in the ASU as of March 12, 2020 through December 31, 2022. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

Credit Losses on Developmental Assets and Related Off-balance sheet Exposures

Upon the initial recognition of each developmental asset, including loans and debt securities, the Bank records an allowance for expected credit losses in accordance with its current estimate of the collectability risk over the contractual life of such asset. The expected credit loss estimate incorporates the effects of past events, current conditions and reasonable and supportable (R&S) forecasts of future economic conditions. In addition, a liability is recorded for estimated expected credit losses for certain off-balance sheet exposures such as undisbursed loan commitments and financial guarantees over the contractual period in which the Bank is exposed to credit risk via a present contractual obligation to extend credit.

The allowance and liability for credit losses are reviewed quarterly for two main portfolios: sovereign-guaranteed (SG) and non-sovereign-guaranteed (NSG) developmental assets and credit exposures. The amount necessary to adjust the allowance and liability for credit losses at each reporting date to reflect management's current estimate is recorded in net income as a credit loss expense or a reversal of credit loss expense. The Bank elects not to measure an allowance for credit losses for accrued interest receivables as the Bank reverses uncollectible accrued interest in a timely manner following its existing non-accrual policies.

For both the SG and NSG portfolios, the allowance and liability for expected credit loss is a function of the estimated exposure at default (EAD), adjusted probability of default (PD) and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments arising from information lags implicit in the quantitative loss estimation model, known model or data limitations, significant changes in portfolio composition, or lending operations, and uncertainty associated with economic and business conditions, are applied as necessary based on management judgment.

The EAD of the Bank's developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

For off-balance sheet credit exposures, EAD is estimated based on projected disbursements for unfunded commitments considering historical experience and projected repayments in accordance with contractual amortization schedules. The Bank does not expect recurring material prepayments in its SG portfolio thus does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments. Prepayment assumptions are based on historical data given the common portfolio characteristics that

include borrower's country, risk rating and industry sector. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: (i) management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

Sovereign-guaranteed portfolio

Consistent with its historical experience, the Bank expects that each of its SG loans will be repaid because of the nature of its borrowers. It does not reschedule and has not written off any SG loans. The Bank monitors the credit quality, nature and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in Bank's allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the likelihood of default over the credit exposures' contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and R&S forecasted economic data, which may affect a country's ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower's gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis.

In addition to the likelihood of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. The Bank does not reschedule and has not written off any SG loans. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in non-accrual status (i.e., 180 days past due) do not share the risk characteristics with other performing loans in the portfolio and are individually assessed as they exhibit credit deterioration. A specific allowance is assessed at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common credit risk characteristics. The specific allowance for these loans is developed based on a similar probability of default methodology discussed earlier but with adjusted assumptions to reflect the specific facts and circumstances of the individual non-accrual event.

Non-sovereign-guaranteed portfolio

The NSG portfolio consists of loans and debt security investments, which are classified in three sectors – corporates, financial institutions and project finance – for credit monitoring and portfolio management purposes. The Bank's internal NSG risk rating system is developed using S&P models with certain customizations to reflect the Bank's business. This system relies on a series of sector specific scorecards to determine borrower risk ratings.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts and their corresponding impact to the allowance on credit loss in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody's Impairment Studio

models to convert borrower risk ratings to PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios, where each scenario represents a different state of the economy in the R&S period of three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted. After the R&S period, the model reverts to historical averages, on a straight-line basis, and uses the historical PDs published by S&P for similarly rated credits.

For the specific provision for individually assessed loans in non-accrual status, the determination of the allowance for identified probable losses reflects management's best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset's contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full loan write-offs of NSG loans are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

A summary of the trading portfolio instruments at March 31, 2020 and December 31, 2019 is shown in Note J – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus an actual funding margin as well as the Bank's lending spread.

The Bank also makes highly concessional loans to the least developed borrowing members, their agencies or political sub-divisions, and is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

Loans outstanding as of March 31, 2020 and December 31, 2019 were as follows (in milions):

Developmental Assets		March 31, 2020		December 31, 2019
Loans outstanding	$	96,514	$	96,723
Allowance		(396)		(339)
Total	$	96,118	$	96,384

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG loans operations, or with a member country sovereign counter-guarantee.

Under the NSG loans' Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee, the borrower incurs the underlying financial obligation, and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 2 to 14 years, except for trade related guarantees that have maturities of up to 3 years. As of March 31, 2020 and December 31, 2019, guarantees of $766 million and $498 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	March 31, 2020				December 31, 2019			
	NSG [(1)]	NSG TFFP[(1)]	SG[(2)]	Total	NSG [(1)]	NSG TFFP[(1)]	SG[(2)]	Total
a+ to a-	$ 32	$ -	$ -	$ 32	$ 38	$ -	$ -	$ 38
bbb+ to bbb-	-	-	60	60	-	-	60	60
bb+ to bb-	38	102	-	140	110	72	-	182
b+ to b-	74	133	-	207	87	131	-	218
ccc+ to cc	-	27	-	27	-	-	-	-
SD	-	-	300	300	-	-	-	-
Total	$ 144	$ 262	$ 360	$ 766	$ 235	$ 203	$ 60	$ 498

(1) NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees rating is assigned to each borrower country by S&P.

As of March 31, 2020, no non-accrual events have occurred, and the current carrying amount given under the SG and NSG guarantees amounted to $40 million.

Multilateral Development Banks (MDBs) Exposure Exchange Agreements

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which an MDB is concentrated, to countries in which an MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30

years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within bank limits, which require the aggregate notional amount of said transactions to remain within 10% of the outstanding loan balance of the sovereign-guaranteed portfolio, and individual country exposures incurred as EEA Seller not exceeding the Bank's 10th largest sovereign-guaranteed exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of March 31, 2020 and December 31, 2019, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller			
		S&P Rating	
Country	Amount	As of March 31, 2020	As of December 31, 2019
Angola	$ 85	CCC+	B-
Armenia	118	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B	B
Georgia	97	BB	BB
Indonesia	535	BBB	BBB
Jordan	144	B+	B+
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B-	B
Pakistan	276	B-	B-
Serbia	195	BB+	BB+
Tunisia	990	B	B
Turkey	311	B+	B+
Total	$ 4,901		

EEA Buyer			
		S&P Rating	
Country	Amount	As of March 31, 2020	As of December 31, 2019
Argentina[(1)]	$ 750	SD	CCC-
Bolivia	92	BB-	BB-
Brazil	820	BB-	BB-
Chile	66	A+	A+
Colombia	397	BBB-	BBB-
Costa Rica	43	B+	B+
Dominican Republic	460	BB-	BB-
Ecuador[(1)]	1,066	SD	B-
Mexico	800	BBB	BBB+
Panama	207	BBB+	BBB+
Trinidad & Tobago	200	BBB-	BBB
Total	$ 4,901		

(1) Updated by S&P after March 31, 2020.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under

the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in non-accrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a paripassu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of March 31, 2020 and December 31, 2019, no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $432 million and $442 million, respectively.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank may also invest in debt securities to further its developmental objectives, mainly co-financed with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities are reported at amortized cost on the Balance Sheet.

The developmental assets accounted for as held-to-maturity debt securities were $119 million and $148 million as of March 31, 2020 and December 31, 2019 respectively. The fair value of debt securities was $128 million and $148 million as of March 31, 2020 and December 31, 2019 respectively. This value includes $1 million of unrecognized holding losses as of March 31, 2019 (2019 – none). The net carrying amount is summarized below (in millions):

		As of March 31, 2020		As of December 31, 2019
Amortized cost basis	$	129	$	148
Allowance for credit losses		(10)		-
Net carrying amount		119		148

All debt securities mature after one year through five years.

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE SHEET EXPOSURES

The credit risk in the Developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments and a policy for the maintenance of a credit loss allowance. The Bank's developmental asset portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of March 31, 2020, approximately 94% of the outstanding developmental assets are sovereign-guaranteed (December 31, 2019 – 94%). The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

The recent global crises triggered by the COVID-19 pandemic is expected to have a direct effect on economies related to the Bank's developmental assets and its impact is considered in the calculation of the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of March 31, 2020 is as follows (in millions):

Country	Credit Rating	Year of origination[2]						
		2020	2019	2018	2017	2016	Prior	Total
Argentina[1]	SD	$ -	$ 534	$ 1,541	$ 661	$ 120	$ 9,668	$ 12,524
Bahamas	BB+	-	80	3	-	15	235	333
Barbados	B-	-	-	100	8	9	231	348
Belize	B-	-	1	1	-	9	110	121
Bolivia	BB-	-	200	112	330	466	2,252	3,360
Brazil	BB-	-	65	361	1,000	290	13,078	14,794
Chile	A+	-	-	11	235	296	321	863
Colombia	BBB-	-	901	704	769	897	6,433	9,704
Costa Rica	B+	-	395	32	-	-	1,204	1,631
Dominican Republic	BB-	-	400	24	326	-	2,708	3,458
Ecuador[1]	SD	-	553	540	60	442	3,693	5,288
El Salvador	B-	-	200	352	-	7	1,621	2,180
Guatemala	BB-	-	-	33	-	-	1,974	2,007
Guyana	B-	-	1	12	10	-	525	548
Haiti	B-	-	-	-	-	-	-	-
Honduras	BB-	-	95	211	56	117	1,876	2,355
Jamaica	B+	-	1	177	8	147	1,307	1,640
Mexico	BBB	-	1,324	1,392	1,243	1,444	10,837	16,240
Nicaragua	B-	-	-	-	158	113	1,791	2,062
Panama	BBB+	-	350	417	302	484	1,640	3,193
Paraguay	BB	-	150	226	32	244	1,149	1,801
Peru	BBB+	-	104	45	17	38	981	1,185
Suriname[1]	CCC+	-	-	-	19	82	387	488
Trinidad and Tobago	BBB-	-	-	-	-	30	656	686
Uruguay	BBB	-	20	-	114	246	1,774	2,154
Venezuela[3]	SD	-	-	-	-	-	2,011	2,011
Total		$ -	$ 5,374	$ 6,294	$ 5,348	$ 5,496	$ 68,462	$ 90,974

(1) Updated by S&P after March 31, 2020.
(2) Amounts exclude accrued interest.
(3) The loans to Venezuela were placed in non-accrual status since May 2018.

The country credit ratings presented above are as of March 31, 2020.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

As of March 31, 2020, NSG outstanding loans are primarily composed of project finance loans, loans to financial institutions and corporate loans, each type using different credit risk scorecards based on S&P's models to perform the borrower risk assessment.

The major credit risk factors considered at the borrower level of a project finance loan may be grouped into the following categories: political risk, commercial or project risk, technical and construction risk, and financial risk. Political risks can be defined as the risks to a project's financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are related to the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to cash flow generation, interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to financial institutions considers country-related risk including regulatory, competition, government support and macro-economic risks, which acts as an anchor for the risk assessment as a whole. Additionally, the rating scorecard assesses the following institution-specific factors: capital adequacy, asset quality, operating policies & procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support. While the country risk is embedded in the assessment of the borrower, the sovereign rating may also act as a ceiling, at certain rating levels, of the final borrower rating, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

Factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and financial risks, including a qualitative assessment of financial risks and a quantitative assessment of financial ratios. After consideration of these borrower specific characteristics, extraordinary support from shareholders or from the government, may be considered, if applicable.

The Bank assesses the transaction characteristics through a separate model to determine the LGD which considers the collateral, industry, the seniority of the loan or guarantee, jurisdiction (in terms of bankruptcy and creditors' rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P for similarly rated credits and calculates separately the LGD for each individual loan or guarantee.

The different risks are evaluated incorporating forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts and their corresponding impact to each borrower. In certain instances, Management may consider the need for qualitative adjustments to the calculation. The need for qualitative adjustments arises from several sources, including, but not limited to, information lags implicit in the quantitative loss estimation models, known model or data weaknesses, significant changes in portfolio composition or lending operations, and uncertainty associated with economic and business conditions.

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of March 31, 2020 is as follows (in millions):

	Year of origination(2)								
Internal Credit Risk Classification(1)	**2020**	2019	2018	2017	2016	Prior	Revolving loans	Revolving loans converted to term loans	Total
Corporates									
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	360	-	-	360
bbb+ to bbb-	-	-	-	-	-	85	-	-	85
bb+ to bb-	-	29	28	143	-	33	24	-	257
b+ to b-	**140**	83	77	77	44	214	-	-	635
ccc+ to d	-	-	-	54	3	24	-	-	81
Subtotal	**140**	112	105	274	47	716	24	-	1,418
Financial Institutions									
aa+ to aa-	-	-	-	-	-	171	-	-	171
a+ to a-	-	-	-	60	-	-	-	-	60
bbb+ to bbb-	-	68	160	-	-	33	-	-	261
bb+ to bb-	**192**	382	152	159	20	219	62	-	1,186
b+ to b-	**33**	157	41	64	-	151	-	-	446
ccc+ to d	**10**	68	23	-	-	46	-	41	188
Subtotal	**235**	675	376	283	20	620	62	41	2,312
Project Finance									
aa+ to aa-	-	-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	-	-	-	-
bb+ to bb-	**3**	88	192	113	48	220	-	-	664
b+ to b-	-	3	41	79	142	422	-	-	687
ccc+ to d	-	-	143	19	57	240	-	-	459
Subtotal	**3**	91	376	211	247	882	-	-	1,810
Total	**$ 378**	$ 878	$ 857	$ 768	$ 314	$ 2,218	$ 86	$ 41	$ 5,540

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2) Amounts exclude accrued interest.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from financial institutions, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of EAD, PD and LGD using the internal credit risk classification system.

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of March 31, 2020 is as follows (in millions):

Internal Credit Risk Classification	Year of origination[1]			
	2020	2019	2018	Total
aa+ to aa-	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-
bbb+ to bbb-	-	81	-	81
bb+ to bb-	-	-	-	-
b+ to b-	-	-	18	18
ccc+ to d	-	30	-	30
Total	$ -	$ 111	$ 18	$ 129

(1) Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of March 31, 2020.

PAST DUE, NON-ACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Sovereign-guaranteed Loans

As of March 31, 2020, sovereign-guaranteed loans made to or guaranteed by Venezuela amounting to $499 million have been in arrears for over 180 days. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in non-accrual status since 2018. An individual assessment was performed to estimate expected credit losses for this exposure. A specific reserve of $15 million as of March 31, 2020, ($15 million as of December 31, 2019) is included in the allowance for credit losses. Although the non-accrual period could be potentially lengthy, the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are eventually restored to accrual basis. The specific allowance of $15 million represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of expected credit losses is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues evolving, Management will monitor its credit exposure periodically and reassess the expected credit loss estimate accordingly. A summary of financial information related to non-accrual loans to Venezuela affecting the results of operations for the three months ended March 31, 2020, 2019 and 2018 is as follows (in millions):

	2020	2019	2018[2]
Loans in non-accrual status as of the beginning of the period	$ **2,011**	$ 2,011	$ -
Loans in non-accrual status as of the end of the period	**2,011**	2,011	-
Interest income recognized on cash basis for loans in non-accrual loans	-	-	-
Loans past due for more than 90 days not in non-accrual status[1]	-	-	-

(1) The Bank's policy is to place sovereign guaranteed loans in non-accrual status if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.
(2) The loans to Venezuela were placed in non-accrual status since May 2018.

There were no other sovereign-guaranteed loans 180 days or more past due or in non-accrual status as of March 31, 2020, 2019 and 2018.

The aging analysis of past-due loans in the SG portfolio as of March 31, 2020 is as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current	Total
Argentina	$ -	$ -	$ -	$ -	$ 12,524	$ 12,524
Bahamas	-	-	-	-	333	333
Barbados	-	-	-	-	348	348
Belize	-	-	-	-	121	121
Bolivia	-	-	-	-	3,360	3,360
Brazil	-	-	-	-	14,794	14,794
Chile	-	-	-	-	863	863
Colombia	-	-	-	-	9,704	9,704
Costa Rica	-	-	-	-	1,631	1,631
Dominican Republic	-	-	-	-	3,458	3,458
Ecuador	-	-	-	-	5,288	5,288
El Salvador	-	-	-	-	2,180	2,180
Guatemala	-	-	-	-	2,007	2,007
Guyana	-	-	-	-	548	548
Haiti	-	-	-	-	-	-
Honduras	-	-	-	-	2,355	2,355
Jamaica	-	-	-	-	1,640	1,640
Mexico	-	-	-	-	16,240	16,240
Nicaragua	-	-	-	-	2,062	2,062
Panama	-	-	-	-	3,193	3,193
Paraguay	-	-	-	-	1,801	1,801
Peru	-	-	-	-	1,185	1,185
Suriname	2	-	-	2	486	488
Trinidad and Tobago	-	-	-	-	686	686
Uruguay	-	-	-	-	2,154	2,154
Venezuela	7	124	499	630	1,381	2,011
Total	$ 9	$ 124	$ 499	$ 632	$ 90,342	$ 90,974

Non-sovereign-guaranteed Loans

As of March 31, 2020, NSG loans 90 or more days past due amounted to $8 million ($9 million at December 31, 2019). NSG loans with outstanding balances of $309 million as of March 31, 2020 were in non-accrual status ($315 million at December 31, 2019), including $3 million whose maturity was accelerated (December 31, 2019 - $4 million). These loans were individually assessed to estimate expected credit losses and have a total specific allowance for credit losses of $122 million (2019 - $120 million; 2018 - $228 million).

A summary of financial information related to NSG loans in non-accrual status affecting the results of operations for the three months ended March 31, 2020, 2019 and 2018 is as follows (in millions):

	2020	2019	2018
Loans in non-accrual status as of the beginning of the period			
Corporate	$ 23	$ 32	$ 42
Financial Institutions	58	6	5
Project Finance	234	341	430
Total	315	379	477
Loans in non-accrual status as of the end of the period			
Corporate	23	25	42
Financial Institutions	46	6	5
Project Finance	240	348	430
Total	309	379	477
Interest income recognized on cash basis for loans in non-accrual loans			
Corporate	1	2	1
Financial Institutions	1	-	-
Project Finance	-	1	2
Total	2	3	3
Loans past due for more than 90 days not in non-accrual status			
Corporate	-	-	-
Financial Institutions	-	-	-
Project Finance	-	-	-
Total	$ -	$ -	$ -

The aging analysis of past-due loans in the NSG portfolio as of March 31, 2020 is as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total
Corporate	$ -	$ -	$ -	$ 3	$ 3	$ 1,415	$ 1,418
Financial Institutions	-	41	-	5	46	2,266	2,312
Project Finance	-	-	-	-	-	1,810	1,810
Total NSG loans	$ -	$ 41	$ -	$ 8	$ 49	$ 5,491	$ 5,540

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in non-accrual status when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service or debt security is current and Management's doubts about future collectability cease to exist.

There were no debt securities past due or in non-accrual status for the three months ended March 31, 2020, 2019 and 2018.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses are estimated for SG loans and guarantees upon the initial recognition of such assets and over the assets' contractual life, considering past events, current conditions and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in non-accrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. Loans in

non-accrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank's performing SG loans.

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended March 31, 2020, December 31, 2019 and 2018 were as follows (in millions):

Collective allowance for loans outstanding	**2020 (1)**	2019	2018
Balance, beginning of year	$ **11**	$ 5	$ 2
Provision for expected credit losses	**16**	8	3
Write-offs	-	-	-
Recoveries	-	-	-
Balance, end of year	$ **27**	$ 13	$ 5

Collective allowance for loan commitments(2) and guarantees	**2020 (1)**	2019	2018
Balance, beginning of year	$ **1**	$ -	$ -
Provision for expected credit losses	**2**	-	-
Write-offs	-	-	-
Recoveries	-	-	-
Balance, end of year	$ **3**	$ -	$ -

Individually assessed loans	**2020 (1)**	2019	2018
Balance, beginning of year	$ **15**	$ 17	$ -
Provision (credit) for expected credit losses	-	(2)	17
Write-offs	-	-	-
Recoveries	-	-	-
Balance, end of year	$ **15**	$ 15	$ 17

(1) Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment of $(1) million which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.

(2) The allowance for loan commitment losses became a requirement upon the implementation of the expected credit loss model on January 1,2020.

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio is as follows (in millions):

SG loans	**March 31, 2020**	December 31, 2019
Accrued interest receivable on SG loans outstanding(1) as of	$ **641**	$ 612
Accrued interest receivable reversed, for the periods ended	-	-

(1) There was no allowance for expected credit losses recognized on the accrued interest receivables in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank has specific loss allowances for NSG loans in non-accrual status, which are individually evaluated.

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended March 31, 2020, December 31, 2019 and 2018 were as follows (in millions):

Collective allowance for loans outstanding		**2020 (1)**		2019		2018
Balance, beginning of year	$	**194**	$	176	$	210
Provision (credit) for expected credit losses		**39**		16		(34)
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	**233**	$	192	$	176

Collective allowance for loan commitments(2) and guarantees		**2020 (1)**		2019		2018
Balance, beginning of year	$	**39**	$	8	$	7
Provision (credit) for expected credit losses		**(3)**		1		1
Write-offs		-		-		-
Recoveries		-		-		-
Balance, end of year	$	**36**	$	9	$	8

Individually assessed loans		**2020 (1)**		2019		2018
Balance, beginning of year	$	**120**	$	228	$	334
Provision (credit) for expected credit losses		**2**		20		(22)
Write-offs		-		(128)		(84)
Recoveries		-		-		-
Balance, end of year	$	**122**	$	120	$	228

(1) Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment of $32 million which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.

(2) The allowance for loan commitments and guarantee losses are included in Other liabilities in the Condensed Balance Sheet.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio is as follows (in millions):

NSG loans		**March 31, 2020**		December 31, 2019
Accrued interest receivable on NSG loans outstanding as of	$	**63**	$	46
Accrued interest receivable reversed (1) for the periods ended		-		-

(1) Of the total interest income reversed, none was written-off as uncollectible for the periods ended March 31, 2020, December 31, 2019 and 2018.

Debt securities

The changes in the total allowance for expected credit losses related to the held-to-maturity debt security portfolio for the period ended March 31, 2020 was as follows (in millions):

		2020 (1)
Balance, beginning of year	$	**6**
Provision for excepted credit losses		**4**
Write-offs		-
Recoveries		-
Balance, end of year	$	**10**

(1) Prior to the adoption of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, in January 2020, held-to-maturity debt securities were evaluated for other-than-temporary impairment (OTTI). OTTI is recognized if the fair value of the assets is less than its amortized cost basis and if, based on certain criteria, the decline in fair value is considered other than temporary. As of December 31, 2019, and 2018, there was no OTTI recognized for the outstanding held-to-maturity debt securities.

The beginning balance of 2020 includes a cumulative-effect adjustment of $6 million which reflects the one-time cumulative impact of adopting the CECL methodology. See Note B – Summary of Significant Accounting Policies for a full description of the methodology.

Accrued interest receivable on debt securities outstanding amounted to $1 million as of March 31, 2020 (none - 2019 and 2018). No accrued interest receivable was reversed or written-off as of March 31, 2020, 2019 or 2018.

Troubled debt restructurings

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. A modification of a NSG loan or held-to-maturity debt security is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower. A loan restructured under a troubled debt restructuring is individually assessed to estimate the allowance for expected credit losses.

The Bank does not have any commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring.

During the first three months of 2020, there were no troubled debt restructurings of NSG loans, and there were no payment defaults on loans previously modified in a trouble debt restructuring.

During 2019, there was one troubled debt restructuring of a Project Finance NSG loan, with an outstanding balance of $11 million, no undisbursed balance, and a specific allowance for credit losses of $7 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date. There were no payment defaults on loans previously modified in a troubled debt restructuring.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing remaining borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2020 and 2019, as follows (in millions):

	Three months ended March 31,			
	2020		2019	
Borrowing expenses-Interest, after swaps	**$**	**(400)**	$	(404)
Net fair value adjustments on non-trading portfolios and foreign currency transactions		**101**		(722)
Total changes in fair value included in Net income	**$**	**(299)**	$	(1,126)

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) back to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings amounted to $1 million for the period ended March 31, 2020 (2019 - none).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2020 and December 31, 2019, was as follows (in millions):

		March 31, 2020		December 31, 2019
Fair value	$	66,660 [(1)]	$	65,112 [(1)]
Unpaid principal outstanding		63,579		63,115
Fair value over unpaid principal outstanding	$	3,081	$	1,997

(1) Includes accrued interest of $362 million at March 31, 2020 and $487 million at December 31, 2019.

NOTE H – REPURCHASE AND RESALE AGREEMENTS

In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to U.S. Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. As of March 31, 2020, securities received as collateral from resale agreements were not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

The Bank has made the accounting policy election to present all repurchase and resale agreements on a gross basis on its balance sheet. The interest earned with respect to securities purchased under resale agreements is included in Investments– Interest income on the Condensed Statement of Income and Retained Earnings. The interest expense pertaining to the securities sold under repurchase agreements is included in the Borrowings expenses line in the Condensed Statement of Income and Retained Earnings. Cash flows from the repurchase agreements are included in the Short-term borrowings, net in the Condensed Statement of Cash Flows.

As of March 31, 2020, the gross carrying amount of U.S. Treasury securities pledged in the repurchase agreements amounted to $125 million (2019 – none). The remaining contractual maturity of the repurchase agreements as of March 31, 2020 is less than 30 days. The related repurchase liabilities as of March 31, 2020 were $125 million (2019 – none). There were no open positions for resale agreements in 2020 and 2019.

NOTE I – DERIVATIVES

Risk management strategy and use of derivatives

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Accounting for derivatives

All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Financial statements presentation

The Bank's derivative instruments as of March 31, 2020 and December 31, 2019, their related gains and losses and their impact on cash flows for the three months ended March 31, 2020 and 2019, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flow as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	March 31, 2020(1) Assets	March 31, 2020(1) Liabilities	December 31, 2019(1) Assets	December 31, 2019(1) Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 105	$ 60	$ 22	$ 70
	Loans	1,088	113	738	91
	Borrowings	408	2,344	583	1,451
	Accrued interest and other charges				
	-On swaps, net	2	1	(5)	(4)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	-	561	10	231
	Loans	1	630	3	359
	Borrowings	2,625	8	808	70
	Other	3	39	2	1
	Accrued interest and other charges				
	-On swaps, net	(25)	80	33	120
Futures	Other liabilities	-	2	-	-
		$ 4,207	$ 3,838	$ 2,194	$ 2,389

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended March 31, 2020	Three months ended March 31, 2019
Currency swaps			
Investments - Trading	Income from Investments:		
	Interest	$ 14	$ 21
	Net gains (losses)	(5)	16
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	128	42
Loans	Income from loans, after swaps	17	(32)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	426	(61)
Borrowings	Borrowing expenses, after swaps	47	34
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,499)	315
Interest rate swaps			
Investments - Trading	Income from Investments:		
	Interest	(18)	18
	Net gains (losses)	(343)	(91)
Loans	Income from loans, after swaps	(21)	(11)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(273)	(79)
Borrowings	Borrowing expenses, after swaps	37	(94)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,831	585
Other	Other interest income	1	(1)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(37)	2
Futures			
Investments - Trading	Income from Investments:		
	Net gains (losses)	(7)	(1)
		$ 298	$ 663

Condensed Statement of Cash Flows

Derivatives not Designated as Hedging Instruments	Location of inflows (outflows) from Derivatives	Three months ended March 31, 2020	2019
Loans	**Cash flows from lending and investing activities:**		
	Miscellaneous assets and liabilities, net	$ 89	$ 9
	Cash flows from operating activities:		
	Loan income collections, after swaps	(4)	(42)
Borrowings	**Cash flows from financing activities:**		
	Medium- and long-term borrowings		
	Proceeds from issuance	(1)	(7)
	Repayments	382	7
	Cash flows from operating activities:		
	Interest and other cost of borrowings, after swaps	(139)	98
Investments - Trading	**Cash flows from operating activities:**		
	Gross purchase of trading investments	(3)	(8)
	Gross proceeds from sale or maturity of trading investments	30	42
	Income from investments	5	40
Other	**Cash flows from operating activities:**		
	Other interest income	-	(1)
		$ 359	$ 138

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2020 and December 31, 2019 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Other category includes interest rate swaps used to maintain the equity duration within policy limits. Futures are shown at notional of the underlying contracts.

	March 31, 2020				
	Currency swaps		Interest Rate swaps		Futures
Derivative type/Rate type	Receivable	Payable	Receivable	Payable	Underlying contract
Investments					
Fixed	$ -	$ 5,443	$ -	$ 14,803	$ -
Adjustable	5,613	89	14,803	-	-
Loans					
Fixed	-	9,170	116	5,712	-
Adjustable	11,396	1,240	5,590	1	-
Borrowings					
Fixed	17,682	394	56,182	-	-
Adjustable	1,050	21,228	1,200	57,382	-
Other					
Fixed	-	-	394	3,132	-
Adjustable	-	-	3,132	394	-
Futures	-	-	-	-	51

Derivative type/Rate type	December 31, 2019 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable	Futures Underlying contract
Investments					
Fixed	$ -	$ 5,202	$ -	$ 15,778	$ -
Adjustable	5,278	103	15,778	-	-
Loans					
Fixed	-	9,528	150	5,672	-
Adjustable	11,568	1,568	5,518	1	-
Borrowings					
Fixed	19,648	405	53,314	-	-
Adjustable	1,034	21,719	1,200	54,414	-
Other					
Fixed	-	-	488	150	-
Adjustable	-	-	150	488	-
Futures	-	-	-	-	73

The Bank's derivatives and, repurchase transactions are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities and repurchase transactions on a gross basis. The gross and net information about the Bank's derivatives and repurchase transactions subject to the Agreements as of March 31, 2020 and December 31, 2019 are as follows (in millions):

Description	**March 31, 2020**	December 31, 2019
Derivatives		
Gross Amounts of Assets presented in the Balance Sheet [1]	$ **4,207**	$ 2,194
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	**(3,178)**	(1,778)
Collateral Received [3]	**(787)**	(321)
Net Amount	$ **242**	$ 95
Derivatives		
Gross Amounts of Liabilities presented in the Balance Sheet [2]	**(3,838)**	(2,389)
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	**3,178**	1,778
Collateral Pledged	-	-
Net Amount	$ **(660)**	$ (611)
Repurchase Agreements		
Gross Amounts of Liabilities presented in the Balance Sheet [2]	**(125)**	-
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	-	-
Collateral Pledged	**125**	-
Net Amount	$ -	$ -

(1) Includes accrued interest of $(23) million and $28 million in 2020 and 2019, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2) Includes accrued interest of $81 million and $ 116 million in 2020 and 2019, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(3) Includes cash collateral amounting to $260 million (2019 - $52 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at March 31, 2020 is $660 million ($611 million at December 31, 2019) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $279 million at March 31, 2020 ($121 million at December 31, 2019).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE J – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2020 and December 31, 2019, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets		Fair Value Measurements March 31, 2020 [(1)]		Level 1		Level 2		Level 3
Investments - Trading:								
Obligations of the United States Government and its corporations and agencies	$	2,614	$	2,614	$	-	$	-
U.S. Government-sponsored enterprises		514		-		514		-
Obligations of non-U.S.governments		5,678		645		5,033		-
Obligations of non-U.S. agencies		12,447		-		12,447		-
Obligations of non-U.S. sub-sovereigns		4,184		-		4,184		-
Obligations of supranationals		1,319		-		1,319		-
Bank obligations [(2)]		8,894		-		8,894		-
Corporate securities		1,898		-		1,898		-
Mortgage-backed securities		6		-		6		-
Asset-backed securities		11		-		4		7
Total Investments - Trading		37,565		3,259		34,299		7
Currency and interest rate swaps		4,207		-		4,207		-
Total	$	41,772	$	3,259	$	38,506	$	7

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $134 million for trading investments and $(23) million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets		Fair Value Measurements December 31, 2019 [(1)]		Level 1		Level 2		Level 3
Investments - Trading:								
Obligations of the United States Government and its corporations and agencies	$	2,398	$	2,398	$	-	$	-
U.S. Government-sponsored enterprises		524		-		524		-
Obligations of non-U.S.governments		4,683		230		4,453		-
Obligations of non-U.S. agencies		12,032		-		12,032		-
Obligations of non-U.S. sub-sovereigns		3,753		-		3,753		-
Obligations of supranationals		1,448		-		1,448		-
Bank obligations [(2)]		8,248		-		8,248		-
Corporate securities		1,338		-		1,338		-
Mortgage-backed securities		7		-		7		-
Asset-backed securities		13		-		4		9
Total Investments - Trading		34,444		2,628		31,807		9
Currency and interest rate swaps		2,194		-		2,194		-
Total	$	36,638	$	2,628	$	34,001	$	9

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $155 million for trading investments and $28 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities		Fair Value Measurements March 31, 2020 [(1)]		Level 1		Level 2		Level 3
Borrowings measured at fair value	$	66,660	$	-	$	66,660	$	-
Currency and interest rate swaps		3,836		-		3,836		-
Futures		2		2		-		-
Total	$	70,498	$	2	$	70,496	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $362 million for borrowings and under Accrued interest and other charges of $81 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2019 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 65,112	$ -	$ 65,112	$ -
Currency and interest rate swaps	2,389	-	2,389	-
Futures	-	-	-	-
Total	$ 67,501	$ -	$ 67,501	$ -

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $486 million for borrowings and under Accrued interest and other charges of $116 million for currency and interest rate swaps.

As of March 31, 2020, the investment portfolio includes $7 million of securities classified as Level 3 ($9 million as of December 31, 2019). There were no activity associated with Level 3 financial assets and financial liabilities for the three months ended March 31, 2020 or 2019.

There were no transfers between levels during the first three months of 2020 or 2019, for securities held at the end of those reporting periods.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note K – Fair Values of Financial Instruments.

NOTE K – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note J – Fair Value Measurements:

Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Repurchase and resale agreements
Repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk.

Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Debt securities
The fair values of debt securities are estimated using a discounted cash flow method.

Swaps
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of March 31, 2020 and December 31, 2019 (in millions):

	March 31, 2020 (1)		December 31, 2019 (1)	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 948	$ 948	$ 1,215	$ 1,215
Investments - Trading	37,565	37,565	34,444	34,444
Developmental Assets				
Loans outstanding, net[2]	96,852	97,744	97,070	97,103
Debt securities, net	119	128	148	148
Currency and interest rate swaps receivable				
Investments - Trading	96	96	23	23
Loans	1,093	1,093	741	741
Borrowings	3,015	3,015	1,428	1,428
Others	3	3	2	2
Other assets [3]	472	338	442	310
Borrowings				
Short-term	1,899	1,899	1,273	1,273
Securities sold under repurchase agreements and payable for cash collateral received	125	125	-	-
Medium- and long-term:				
Measured at fair value	66,660	66,660	65,112	65,112
Measured at amortized cost	31,101	32,764	31,315	32,317
Currency and interest rate swaps payable				
Investments - Trading	678	678	364	364
Loans	761	761	468	468
Borrowings	2,360	2,360	1,556	1,556
Others	39	39	1	1
Liabilities				
Other liabilities [3]	472	339	442	310

(1) Includes accrued interest.
(2) Includes Accrued interest and other charges.
(3) Amounts are related to EEA guarantees given and the non-contingent liability for the obligation under the SG and NSG guarantees.

NOTE L – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three months ended on March 31, 2020 and 2019 comprise the following (in millions):

	Three months ended March 31,			
	2020		2019	
Fair value adjustment - gains (losses) [(1)]				
Borrowings	$	**101**	$	(722)
Derivatives				
Borrowing swaps		**332**		900
Lending swaps		**153**		(140)
Equity duration swaps		**(37)**		2
Currency transaction gains on borrowings and loans at amortized cost, and other		**(732)**		11
	$	**(183)**	$	51

(1) Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(183) million (2019 - $51 million) mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three months ended on March 31, 2020 and 2019, comprise the following (in millions):

	Three months ended March 31,			
	2020		2019	
Currency transaction gains (losses):				
Borrowings, at fair value	$	**2,031**	$	(124)
Derivatives, at fair value:				
Borrowing swaps		**(1,946)**		125
Lending swaps		**633**		(18)
		718		(17)
Currency transaction gains (losses) related to:				
Borrowings, at amortized cost		**121**		(5)
Loans		**(797)**		16
Other		**(56)**		-
		(732)		11
Total	$	**(14)**	$	(6)

NOTE M – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2020, the Board of Governors approved income transfers from the Bank to the GRF amounting to $64 million (2019 - $54 million).

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE N – CAPITAL STOCK

There were no changes in subscribed capital during the three months ended March 31, 2020 and the year ended December 31, 2019.

Since 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval, as part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets. The transfer was recorded as Additional paid-in capital (APIC) of $5,812 million, partially offset by Receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

NOTE O – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or part of a member's contribution quotas on previous replenishments. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of March 31, 2020 and December 31, 2019, is as follows (in millions):

	March 31, 2020		December 31, 2019	
Regional developing members	$	702	$	701
Canada		57		46
Non-regional members, net		(86)		(89)
Total	$	673	$	658

The amounts are represented in the Condensed Balance Sheet as follows (in millions):

	March 31, 2020		December 31, 2019	
Receivable from members	$	826	$	811
Amounts payable to maintain value of currency holdings		(153)		(153)
Total	$	673	$	658

NOTE P – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of March 31, 2020, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2020 is $56 million and $31 million, respectively, the same amounts disclosed in the December 31, 2019 financial statements. Contributions for 2019 were $58 million and $29 million, respectively.

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2020 and 2019 (in millions):

	Pension Benefits Three months ended March 31,			
		2020		2019
Service cost [(1)]	$	**34**	$	24
Interest cost		**41**		44
Expected return on plan assets [(2)]		**(59)**		(58)
Amortization of net actuarial losses		**18**		1
Net periodic benefit cost	$	**34**	$	11

(1) Included in the Administrative expenses.
(2) The expected return of plan assets is 5.75% in 2020 and 6.00% in 2019.

	Postretirement Benefits Three months ended March 31,			
		2020		2019
Service cost [(1)]	$	**9**	$	7
Interest cost		**20**		21
Expected return on plan assets [(2)]		**(24)**		(25)
Amortization of:				
Prior service credit		**(3)**		(2)
Net actuarial losses		**10**		-
Net periodic benefit cost (credit)	$	**12**	$	1

(1) Included in the Administrative expenses.
(2) The expected return of plan assets is 5.50% in 2020 and 6.00% in 2019.

NOTE Q – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at March 31, 2020. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $374 million at March 31, 2020 and $335 million at December 31, 2019. The Bank's total loans outstanding to these VIEs was $33 million ($34 million at December 31, 2019). No guarantees were outstanding to these VIEs at March 31, 2020 and December 31, 2019.

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $162 million at March 31, 2020 and December 31, 2019 to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $162 million at March 31, 2020 and December 31, 2019, which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE R – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Three months ended March 31,	
	2020	2019
Net income (loss)	**$ (164)**	$ 319
Difference between amounts accrued and amounts paid or collected for:		
Loan income	**(55)**	(131)
Income from investments	**4**	(47)
Other interest income	**(1)**	-
Other income	**1**	1
Interest and other costs of borrowings, after swaps	**(138)**	57
Administrative expenses, including depreciation	**10**	(3)
Special programs	**(11)**	(8)
Transfers to the IDB Grant Facility	**58**	49
Net fair value adjustments on non-trading portfolios and foreign currency transactions	**183**	(51)
Net increase in trading investments	**(2,528)**	(3,951)
Net unrealized (gains) losses on trading investments	**78**	(38)
Other components of net pension benefit costs	**3**	(21)
Provision (credit) for loan and guarantee losses	**60**	(4)
Net cash used in operating activities	**$ (2,500)**	$ (3,828)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	**$ (51)**	$ 5
Loans outstanding	**(159)**	(2)
Debt securities	**(19)**	-
Borrowings	**(204)**	4
Receivable from members, net	**15**	-

NOTE S – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the three months ended March 31, 2020 and 2019, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Three months ended March 31,	
	2020	2019
Argentina	**$ 107**	$ 116
Brazil	**110**	148
Colombia	**79**	97
Mexico	**105**	175

NOTE T – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Bank's financial position, results of operations or cash flows.

The recent global outbreak of COVID-19 has disrupted economic markets and created significant volatility. The operational and financial performance of the companies in which the Bank invests depends on future developments, including the duration and spread of the outbreak. Such uncertainty may impact the fair value of the Bank's investments and the credit worthiness of the Bank's loan borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE U – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and largely co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

Pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $4 million and $18 million, respectively, for the three month period ended March 31, 2020 (2019 - $3 million and $16 million, respectively).

Also, as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2020, the Board of Governors approved a $110 million distribution (2019 - $50 million) to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

The Bank also charges fees for the administration of the Multilateral Investment Fund II (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $2 million and $0.6 million, respectively, for the three month period ended March 31, 2020 (2019- $2 million and $0.4 million, respectively).

Deposits from Central Banks and Official Institutions in the Bank's member countries amounted to $20 million as of March 31, 2020 (2019– $20 million) with maturities of up to 30 days.

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE V – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 15, 2020, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2020.